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REGISTRANT'S NAME Kobe Steel Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

FILE NO. 82- 3371 FISCAL YEAR 3-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 5/25/04

82-3371

Kobe Steel, Ltd.
Tokyo, Japan
Tokyo Stock Exchange No. 5406
May 13, 2004

Summary of Kobe Steel's Consolidated Financial Results for Fiscal 2003

(April 1, 2003 – March 31, 2004)

TOKYO, May 13, 2004 – Kobe Steel, Ltd. announced today its financial results for fiscal 2003, ended March 31, 2004.

AR/S
3-31-04

Consolidated financial summary (in millions of yen)

	FY2003	FY2002	% Change
Net sales	1,219,179	1,204,749	1.2%
Operating income	100,699	81,053	24.2%
Ordinary income *	50,789	35,442	43.3%
Net income	22,066	1,723	-
Earnings per share	7.43 yen	0.59 yen	

Notes: * Also known as pretax recurring profit
Figures in parentheses denote losses.

Segment sales (*in millions of yen*)

	FY2003	FY2002
Iron & Steel	548,342	523,474
Aluminum & Copper	243,315	248,040
Machinery	196,266	216,216
Construction Machinery	183,987	157,398
Real Estate	43,153	42,589
Other Businesses	45,237	56,369
Eliminations	(41,122)	(39,339)
Consolidated net sales	1,219,179	1,204,749

Overseas sales (in millions of yen)

	FY2003	FY2002
Overseas sales	275,947	248,935
Consolidated net sales	1,219,179	1,204,749
% overseas sales	22.6%	20.7%

Production (in thousands of metric tons)

	FY2003	FY2002	% change
Crude steel	7,397	6,918	6.9%
Rolled aluminum products	412	410	0.5%
Rolled copper products	113	113	0.8%

Operating Results & Financial Position

(1) Operating Results

Japan's economy exhibited signs of slowly recovering in the second half of fiscal 2003. Exports were strong due to the booming economy in China and other Asian countries and pick up in the U.S. economy. Private-sector capital investment also rose due to the improved profitability of companies mainly in the manufacturing sector.

Under these conditions, both shipments of steel products and steel prices increased at Kobe Steel. Demand for construction machinery in China increased. Demand was also brisk in the IT sector. As a result, consolidated net sales rose 14.4 billion yen to 1,219.1 billion yen. Pretax ordinary income increased 15.3 billion yen to 50.7 billion yen. After taking restructuring costs as an extraordinary loss and gain on the sale of securities as an extraordinary gain, aftertax net income was 22.0 billion yen.

Dividends
Subject to approval at the annual general shareholders' meeting, Kobe Steel intends to pay a dividend of 1.5 yen per share. The last time Kobe Steel paid dividends was June 1998. By reducing costs and implementing the Fiscal 2003-2005 Consolidated Medium-Term Business Plan, Kobe Steel has been able to improve its profitability and resume dividend payments.

Results by Business Segment

Iron & Steel
Domestic shipments of steel products were at a high level owing to firm demand from the shipbuilding, automotive and other manufacturing industries. Exports were supported by strong demand from East Asia, including China. Domestic inventories that had been rising beginning in summer 2003 have, since the start of 2004, have been returning to appropriate levels. As a result, the domestic market has been on an upswing and steel prices have steadily increased. In the export market, high demand for steel products and a sharp increase in raw material costs and prices of semifinished products led to a rise in steel prices.

At Kobe Steel, segment sales rose 4.8% to 548.3 billion yen owing to higher shipments of steel products and higher prices. Although raw material costs increased, improved steel prices and overall cost reductions contributed to operating income increasing 14.3 billion yen to 63.1 billion yen.

Aluminum & Copper
Sales of rolled aluminum products increased in comparison to fiscal 2002. Sales of can stock for bottle cans were firm and shipments increased for automotive aluminum and aluminum plate for LCD fabrication equipment. Shipments of rolled copper products were strong due to firm demand for semiconductor leadframes, automotive connectors and other electronic applications. Imports of air conditioners and related parts by Japanese manufacturers were at similar levels to the previous fiscal year leading to firm demand for copper tube for air conditioners. As a result, overall copper shipments increased in comparison to the previous fiscal year.

Although product sales increased, Kobe Steel's withdrawal from aluminum smelting and ingot-related businesses resulted in sales decreasing 1.9% to 243.3 billion yen. However, operating income rose 2.5 billion yen to 14.9 billion yen on the back of higher product sales and lower overall costs.

Machinery
Domestic orders increased 31.2% to 149.7 billion yen. Although demand was slack for municipal solid waste treatment plants, orders rose for industrial machinery, energy, nuclear and environmental equipment. Overseas, higher automobile production in China and other Asian countries led to increased orders for rubber and tire machinery, but the sharp drop in plant engineering orders resulted in a 17.9% decrease in overseas orders to 33.9 billion yen. As a result, the total value of domestic and overseas orders increased 18.1% to 183.7 billion yen and the backlog of orders was 156.2 billion yen.

Affected by slack orders for municipal solid waste treatment plants, Machinery segment sales went down 9.2% to 196.2 billion yen and operating income declined 2.7 billion yen to 1.4 billion yen.

Construction Machinery
The Japanese market saw a recovery in demand for new construction machinery. Although public works declined, the export of used construction equipment, mainly hydraulic excavators, reduced inventories in Japan, leading to an increase in replacement sales. Overseas, demand was firm in nearly all regions. The Chinese market continued to expand, while demand in Europe, North America, and Southeast Asia was on a recovery path. The Middle East and Russia also saw favorable growth.

The Kobelco Construction Machinery Group, which makes up this segment, realized a 16.9% increase in sales to 183.9 billion yen. Operating income increased 3.9 billion yen to 8.0 billion yen. With demand high both in Japan and overseas, sales volume increase in the major markets.

Real Estate
Real Estate segment sales increased 1.3% to 43.1 billion yen owing to the sale of large-scale real estate projects. Examples include the Maya Seaside Place East condominiums in Kobe and the O's Town South and O's Garden condominiums, both in Akashi. However, due to changes in the variety of property sales, operating income decreased 500 million yen to 3.7 billion yen.

Other Businesses
Due to the transfer of a portion of the equity held in a semiconductor testing subsidiary, segment sales declined 19.7% to 45.2 billion yen. Operating income, however, went up 2.3 billion yen to 8.1 billion yen owing to the strong performance of a subsidiary that manufactures target material used in LCDs.

Outlook for Fiscal 2004 (ending March 2005)

The outlook for fiscal 2004, ending March 2005, is not entirely optimistic. Although economic recovery, mainly in production, is spreading to non-manufacturing sectors, the sharp rise in the Chinese economy has led to higher raw material costs, which in turn crimps corporate profits. Kobe Steel's forecast for its business segments are as follows:

Iron & Steel
Domestic demand for steel product is forecast to be flat in comparison to fiscal 2003. Public works are expected to decline as will automobile production as operations shift overseas. However, due to a recovery in capital investment and firm overseas demand, the non-housing, shipbuilding, and industrial machinery fields are expected to see higher demand. Export demand is anticipated to rise slightly as demand for steel products is expected to continue to be strong on the back of China's economy and recovery in the U.S. economy. The sharp increase in raw material costs and the tightening world steel market are factors anticipated to lead to higher steel prices. Kobe Steel intends to improve the price levels of its steel products.

In Kobe Steel's wholesale power supply (IPP) business, the second of two power plants went into commercial operation in April 2004. Both the first and second power plants provide an aggregate generation capacity of 1.4 million kilowatts of electricity, which is equivalent to 70% of the electricity consumed by Kobe City during peak times in the summer.

Owing to higher steel prices and the start up of the second power plant, Kobe Steel anticipates that segment sales will increase over fiscal 2003.

Aluminum & Copper
Overall demand for rolled aluminum products is expected to increase over fiscal 2003. Aluminum can stock is expected to rebound after the cold summer in 2003. More aluminum sheet and aluminum extrusions are anticipated to be used in automobiles. Although copper strip is forecast to increase due to a recovery in the semiconductor market, demand for rolled copper products is expected to go down as copper tube production shifts overseas. As a result, overall copper demand is anticipated to be flat.

Due to these factors, overall demand in this segment is likely to be firm and segment sales are expected to increase. The addition of a copper tube joint venture to the Group will contribute to improved segment performance.

Machinery
Demand is anticipated to grow for compressors used in energy applications and to be firm for industrial machinery due to brisk capital investments in Japan and China. In the engineering field, orders for municipal solid waste treatment plants will continue to be weak due to sluggish public works. However, orders from the previous fiscal year for environmental equipment are forecast to contribute to higher sales. As a result, segment sales are anticipated to increase over fiscal 2003.

Construction Machinery
Public works are not expected to increase, but the recovery in private-sector capital investment, replacement sales, and stricter emission regulations are anticipated to stimulate demand for construction machinery. With demand in China to be stronger, overall overseas demand is expected to continue showing an upward trend. Under these conditions, segment sales are anticipated to increase.

Real Estate
The sale of many property units in the Maya Seaside Place East condominiums in Kobe and the O's Town South and the O's Town complexes, both in Akashi, were concentrated in fiscal 2003. Thus, segment sales in fiscal 2004 are anticipated to decrease.

Other Businesses
A subsidiary that manufactures target material for LCDs is forecast to continue performing well, contributing to an increase in segment sales over fiscal 2003.

Overall Forecast
Consolidated net sales for fiscal 2004, ending March 2005 are anticipated to increase 12.4% to 1,370.0 billion yen. Higher steel prices and the commercial operation of the second IPP power plant are expected to increase sales in the Iron & Steel segment. With the exception of the Real Estate segment, all other segments are forecast to achieve higher sales.

Pretax ordinary income is anticipated to increase to 65.0 billion yen and aftertax net income is forecast to be 34.0 billion yen. Although profits will be affected by higher raw material costs, higher steel prices, the operation of the second IPP power plant, and the performance of other business segments are expected to contribute to higher profits.

(2) Financial Position

Although decreases in cash and cash equivalents and other items have been reducing assets, total assets increased 13.6 billion yen to 1,916.3 billion yen due to capital investment related to the second power generation plant in Kobe Steel's IPP business. As for shareholders' equity, in addition to securing net income, net unrealized holding gains on securities increased due to the recovery in stock prices of securities held in other companies. As a result, total shareholders' equity increased 36.9 billion yen to 330.1 billion yen and the net worth ratio was 17.2%, up 1.8% from the previous fiscal year.

Net cash provided by operating activities decreased 11.6 billion yen to 104 billion yen. Although income before income taxes increased, trade receivables from customers and inventories increased.

Net cash used in investing activities rose 113.4 billion yen to 86.3 billion yen. Proceeds from the sale of assets and proceeds from the transfer of business declined, while capital investments for the IPP business increased.

Free cash flow derived from the difference between net cash provided by operating activities and net cash used in investing activities was 17.6 billion yen. Net cash used in financing activities amounted to 35.7 billion yen, due to repayment of debts and bonds.

As a result debt decreased 34.4 billion yen to 931.8 billion yen. Cash and cash equivalents decreased 13.3 billion yen to 68.5 billion yen.

Consolidated cash flow Indicators

	FY1999	FY2000	FY2001	FY2002	FY2003
Net worth ratio	12.8%	12.4%	13.7%	15.4%	17.2%
Stockholders' equity ratio at market price	8.7%	9.0%	6.9%	10.9%	24.7%
Debt redemption years	6.1	8.7	19.5	8.4	9.0
Interest coverage ratio (times)	5.1	3.8	1.8	3.8	4.1

Notes:
* Net worth ratio: Stockholders' equity/total assets
* Stockholders' equity ratio at market price: Market capitalization/total assets
(Market capitalization is calculated by multiplying the share price at term-end by the number of outstanding shares at term-end.)
* Debt redemption years: Interest-bearing liabilities/operating cash flows
* Interest coverage ratio: Operating cash flows/interest expense

Media Contact:

Gary Tsuchida
Publicity Group
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
JAPAN

Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
Email www-admin@kobelco.co.jp
Website www.kobelco.co.jp

Kobe Steel's FY2003 Consolidated Financial Results

(April 1, 2003 – March 31, 2004)
(Translation from the original Japanese document)

May 13 2004

Company name:	**Kobe Steel, Ltd.**
Stock exchanges where shares are listed:	Tokyo, Osaka and Nagoya in Japan
Code number:	5406
Registered head office:	Hyogo Prefecture
Website:	www.kobelco.co.jp
President & CEO:	Yasuo Inubushi
Board of Directors' meeting for FY2003 results:	May 13, 2004
Financial information prepared in accordance with generally accepted accounting principles in the United States: (Information follows Japanese GAAP.)	No

1. FY2003 consolidated financial results (April 1, 2003 – March 31, 2004)

(in millions of yen)

(1) Consolidated financial results

	FY2003	FY2002	% change
Net sales	1,219,179	1,204,749	1.2%
Operating income	100,699	81,053	24.2%
Ordinary income	50,789	35,442	43.3%
Net income	22,066	1,723	
Earnings per share	7.43 yen	0.59 yen	
Fully diluted earnings per share	7.37 yen	—	
Return on average equity	7.1%	0.6%	
Ratio of ordinary income to total liabilities & stockholders' equity	2.7%	1.8%	
Ratio of ordinary income to net sales	4.2%	2.9%	

Notes:
Equity value of net gain of affiliates in FY2003: 6,021 million yen FY2002: 5,585 million yen
Average number of shares in FY2003: 2,965,150,106 FY2002: 2, 881,822,256
No changes have been made in accounting policies.
Percentages for net sales, operating income, ordinary income and net income show changes from the previous fiscal year.

(2) Consolidated financial position

	FY2003	FY2002
Total assets	1,916,338	1,902,641
Total stockholders' equity	330,126	293,138
Net worth ratio	17.2%	15.4%
Stockholders' equity per share	111.23 yen	98.96yen

Note: Number of shares issued in FY2003: 2,967,619,630 FY2002: 2,962,184,078

(3) Consolidated cash flows

	FY2003	FY2002
Net cash provided by operating activities	104,041	115,692
Net cash used in investing activities	(86,381)	27,021
Net cash provided by financing activities	(35,753)	(174,997)
Cash & cash equivalents at end of year	68,503	81,809

(4) Scope of consolidation

Number of consolidated subsidiaries:	155
Number of unconsolidated, equity-valued affiliates:	0
Number of equity-valued affiliates:	52

(5) Changes in scope of consolidation

New consolidated subsidiaries:	11
Consolidated subsidiaries excluded:	6
New equity-valued affiliates	8
Equity-valued affiliates excluded:	7

2. Consolidated forecast for fiscal 2004 (ending March 31, 2005)

(in millions of yen)	First half	Full year
Estimated net sales	650,000	1,370,000
Estimated ordinary income	18,000	65,000
Estimated net income	10,000	34,000
Estimated earnings per share		11.45yen

The above forecast is based on currently available information.
Actual results may differ considerably due to changeable conditions in the future.
For preconditions on the forecast and other related factors, please refer to pages 3 and 4.

Management Policies

1. Fundamental Management Strategy

On the threshold of its 100th anniversary in 2005, Kobe Steel aims to contribute to society through its materials business (steel, welding, aluminum and copper); the independent power producer (IPP) business; and the machinery business (industrial machinery, construction machinery, environmental solutions, and engineering). Recognized as a quality manufacturer, Kobe Steel endeavors to supply products, services and technologies of high renown throughout the world.

To achieve this vision encompassing the corporate group, Kobe Steel is improving its head office functions, reforming human resources through performance-based evaluation, and strengthening the finance system to more efficiently implement group management. Bolstering its corporate governance, Kobe Steel is revising its management structure, implementing compliance systems, and promoting environmental management in harmony with society.

2. Policy for Profit Distribution

Foremost in Kobe Steel's mind is to return profits to its shareholders. Taking into consideration its retained earnings and financial performance, Kobe Steel has secured sufficient profits to distribute dividends. At the Ordinary General Meeting of Shareholders to be held in June 2004, Kobe Steel intends to propose the resumption of dividends for fiscal year 2003.

3. Medium-Term Management Strategy

In June 2003, Kobe Steel unveiled the Consolidated Medium-Term Business Plan covering fiscal years 2003-2005. The outline and major measures of the Plan are as follows:

3.1. Create and expand sales of distinctive products

Continue and create "Only One, Number One" distinctive and value-added products, services and technologies of excellence in quality and cost performance. Increase sales of distinctive, value-added products 10% in the three main segments of Iron & Steel, Aluminum & Copper, and Machinery to comprise over 40% of total sales by fiscal 2005, in comparison to fiscal 2002.

3.2. Further advance alliances

Deepen current alliances and increase benefits from the alliances. Also, promote alliances that contribute to higher profitability in the company's core businesses.

3.3. Respond to global markets

Make effective use of current alliances to meet customers' global procurement requirements. Build new supply systems, including independently developed systems based on market characteristics.

3.4. Reduce costs and undertake investments to improve competitiveness

Achieve cost reductions of 40 billion yen (non-consolidated) during the three-year period. Allocate 100 billion yen (on a non-consolidated basis) in the three-year period to improve the competitiveness of distinctive, value-added products and to continue the stable operation of facilities. Invest in research and development to commercialize distinctive, value-added products.

3.5. Measures to strengthen corporate governance

Review the management structure, strengthen corporate governance, establish compliance systems, and promote environmental management in harmony with society.

Consolidated Financial Targets

(in billions of yen)	FY2002	FY2005	
Sales	1,204.7	1,250.0	
Operating income	81.0	125.0	
Ordinary income*	35.4	80.0	
Net income	1.7	36.0	
Total assets	1,902.6	1,800.0	
Debt (interest-bearing liabilities)	895.8	640.0	
Debt, including IPP project finance	966.3	780.0	
Cash flow		250.0	(3-year cumulative total)

Ratio of ordinary income to sales	2.9%	6.4%
Return on assets	3.4%	6.0%
Debt-to-equity ratio	3.1	1.7
D/E ratio including IPP project finance	3.3	2.1
(* also called pretax recurring profit)		

The Kobe Steel Group is steadily implementing the Consolidated Medium-Term Business Plan to build a strong business foundation.

4. Issues facing Kobe Steel

Kobe Steel faces a business environment that is greatly changing. In its steel and other businesses, the sharp rise in raw material costs and supplies is affecting profits. Under these conditions, Kobe Steel is endeavoring to raise product prices in its various business segments. The company is implementing strategic capital investments to increase its competitiveness under the Consolidated Medium-Term Business Plan. It is also creating and promoting distinctive, value-added products. By decreasing debt and improving its financial position, Kobe Steel is aiming to strengthen its profitability.

5. Corporate Governance and Status of Measures

Kobe Steel introduced an internal company system to improve the profitability of each business unit and to reform its business structure through the selection and consolidation of its management resources.

The company recognizes that management decision-making and the execution of everyday operations have a close relationship. As the management system ought to be in step with the Company's aims, the board of directors shall consist of the top management, executives in charge of major head office functions, other executives in essential businesses, and the internal company presidents.

As for administering the operations, the board directors should have legal responsibility to the Company's shareholders and customers in carrying out the Company's business affairs. Consequently, directors oversee the administration of the business segments, while corporate officers are responsible for executing the business affairs of the segments. The corporate officers of Kobe Steel are not under a legal organization, but are selected by the board of directors and are responsible for carrying out the tasks requested of them.

With regard to auditors, Kobe Steel has five auditors, four of whom are from the outside, to strengthen its auditing capabilities and increase the effectiveness of corporate administration.

As for compliance measures, Kobe Steel regards the building of compliance systems to be the biggest management issue, as the company will not be viable without operating within the acceptable norms of society under established laws and regulations

In June 2000, a Corporate Code of Ethics was formulated to provide guidelines for business conduct. In March 2003, it was proposed that the compliance system be rebuilt. The current Code of Ethics is not merely a list of ethics items, but outlines contribution to society, enrichment of the work environment through fostering employee initiative and creativity, and goals for corporate and employee conduct.

In June 2003, a permanent Compliance Committee, of which the majority of the members consist of outside members, was formed and serves as the advisory body to the board of directors. A system for internal notification was formed, and a compliance manual to educate executives and employees was created. These activities were also spread to group companies.

Through these measures, Kobe Steel is promoting corporate governance and the establishment of a thorough compliance system.

Consolidated Balance Sheets
(in millions of yen)

Assets	FY2003 Ended Mar. 31, '04	FY2002 Ended Mar. 31, '03
Current Assets		
Cash and cash equivalents	69,234	82,418
Notes and accounts receivable	277,887	266,984
Inventories	233,689	221,462
Deferred income taxes	22,781	21,522
Other	68,533	49,724
Allowance for doubtful accounts	(1,707)	(687)
Total current assets	670,419	641,425
Tangible fixed Assets		
Buildings and structures	290,783	306,825
Machinery and equipment	377,587	403,674
Tools, furniture and fixtures	11,219	12,362
Land	223,975	229,249
Construction in progress	97,600	41,041
Total tangible fixed assets	1,001,166	993,154
Intangible fixed assets		
Software	13,614	17,230
Consolidated adjustments account	-	686
	13,614	17,917
Investments and other assets		
Investments in securities	118,872	95,116
Long-term loans receivable	8,317	10,059
Deferred tax assets	51,008	69,018
Deferred tax assets on revaluation of land	988	988
Other	61,464	84,117
Allowance for doubtful accounts	(9,513)	(9,156)
	231,138	250,144
Total assets	1,916,338	1,902,641

Liabilities, Minority Interests, ahd Stockholders' Equity

Current liabilities		
Notes and accounts payable	316,612	298,601
Short-term borrowings	251,544	289,322
Bonds and notes due within one year	20,840	29,478
Accrued amount payable	57,057	38,856
Income and enterprise taxes payable	6,611	4,906
Deferred income liabilities	685	996
Provision for product warranties	5,202	4,441
Provision for restructuring costs	6,514	6,522
Other	101,203	87,099
Total current liabilities	766,273	760,224
Long-term liabilities		
Bonds and notes	304,489	261,707
Long-term borrowings	351,604	377,897
Deferred tax liabilities	3,676	4,448
Deferred tax liabilities on revaluation of land	3,290	3,155
Employees' severance and retirement benefits	46,189	54,205
Consolidated adjustments account	587	-
Other	76,490	117,975
Total long-term liabilities	786,327	819,391
Total current and long-term liabilities	1,552,601	1,579,616
Minority interests	33,610	29,886
Stockholders' equity		
Common stock	218,163	218,163
Capital surplus	67,975	140,638
Retained earnings (Accumulated deficit)	31,633	(61,709)
Land revaluation	1,904	2,421
Net unrealized holding gains (losses) on securities	20,994	(938)
Foreign currency translation adjustments	(9,554)	(4,580)
Treasury stock, at cost	(989)	(857)
Total shareholders' equity	330,126	293,138
Total liabilities	1,916,338	1,902,641

Consolidated Statements of Income
(in millions of yen)

	FY2003 Ended Mar. 31, '04	FY2002 Ended Mar. 31, '03
Net sales	1,219,179	1,204,749
Cost of sales	(993,393)	(1,001,418)
Gross profit	225,786	203,331
Selling, general and administrative expenses	(125,087)	(122,277)
Operating income	100,699	81,053
Non-operating income		
Interest and dividend income	2,219	2,871
Other income	29,975	33,623
	32,195	36,494
Non-operating expense		
Interest expense	(25,896)	(29,725)
Other expenses	(56,208)	(52,380)
	(82,105)	(82,106)
Ordinary income	50,789	35,442
Extraordinary income		
Gain on sale of securities	9,307	6,355
Amortization of prior service credits of pension plans	6,975	6,975
Gain on securities contributed to employees' retirement trust	3,933	-
Reversal of allowance for special repairs	-	5,912
Gain on sale of fixed assets	-	2,533
Business transfer gain	-	2,387
	20,215	24,164
Extraordinary losses		
Loss on business restructuring	(19,730)	(12,478)
Effect of applying new accounting standard for retirement benefits	(12,764)	(12,797)
Loss on sale of fixed assets	(1,533)	(4,846)
Loss on write-down of securities and investments	(1,241)	(11,279)
Loss on sale of securities	-	(1,212)
Special employees' retirement benefits	-	(988)
	(35,270)	(43,602)
Income before income taxes	35,734	16,003
Income taxes		
Current	(7,635)	(6,964)
Deferred	(4,146)	(6,512)
Minority interests in income (losses) of subsidiaries	(1,885)	(803)
Net income	22,066	1,723

Consolidated Statements of Cash Flows
(in millions of yen)

	FY2003 Ended Mar. 31, '04	FY2002 Ended Mar. 31, '03
Cash flows from operating activities		
Income before income taxes	35,734	16,003
Depreciation	79,244	85,090
Interest and dividend income	(2,219)	(2,871)
Interest expense	25,896	29,725
Gain on sale of securities	(9,307)	(5,143)
Loss on write-down of securities and investments	1,241	11,279
Equity in income of unconsolidated subsidiaries and affiliates	(6,021)	(5,585)
Special employees' retirement benefits	-	988
Business transfer gain	-	(2,387)
Reversal of allowance for special repairs	-	(5,912
Effect of applying new accounting standard for retirement benefits	12,764	12,797
Amortization of prior service credits of pension plans	(6,975)	(6,975)
Gain on securities contributed to employees' retirement trust	(3,933)	-
Loss (gain) on sale of plant and equipment	549	(558)
Loss on disposal of plant and equipment	2,663	2,701
Decrease (increase) in trade receivables from customers	(14,184)	(7,897)
Decrease (increase) in inventories	(8,696)	(2,936)
Increase (decrease) in trade payables to customers	11,193	24,988
Other	15,525	8,958
Subtotal	133,476	152,264
Cash received for interest and dividends	3,183	2,895
Cash paid for interest	(25,689)	(30,126)
Cash paid for special employees' benefits	-	(1,652)
Cash paid for income taxes	(6,929)	(7,687)
Net cash provided by operating activities	104,041	115,692
Cash flows from investing activities		
Purchase of plant, equipment and other assets	(102,953)	(45,011)
Proceeds from sale of plant, equipment and other assets	8,044	44,376
Purchase of investments in securities	(5,313)	(13,014)
Proceeds from sale of investments in securities	15,564	10,929
Decrease (increase) in short-term loans receivable	(1,660)	2,630
Long-term loans receivable	(1,416)	(643)
Proceeds from collection of long-term loans	506	1,038
Net proceeds from sale of a former consolidated subsidiary	4,153	—
Proceeds from transfer of business	-	20,187
Other	(3,306)	6.528
Net cash provided by (used in) investing activities	(86,381)	27,021
Cash flows from financing activities		
Increase (decrease) in short-term borrowings	(11,096)	(51,121)
Proceeds from issuance of long-term debt	126,684	109,960
Repayment of long-term debt	(175,136)	(137,445)
Proceeds from issuance of bonds	95,516	500
Repayment of bonds	(60,525)	(93,348)
Proceeds from issuance of stock	-	5,992
Other	(11,196)	(9,533)
Net cash used in financing activities	(35,753)	(174,997)
Effect of exchange rate changes on cash and cash equivalents	(230)	(1,441)
Increase (decrease) in cash and cash equivalents	(18,323)	(33,725)
Cash and cash equivalents at beginning of year	81,809	115,292
Cash and cash equivalents from mergers	4,382	-
Cash and cash equivalents of newly consolidated subsidiaries	634	242
Cash and cash equivalents at end of year	68,503	81,809

Segment Information

1. By industry segment (in millions of yen)

		FY2003	FY2002
Sales to outside customers:	Iron & Steel	536,759	511,749
	Aluminum & Copper	242,531	247,330
	Machinery	186,162	209,280
	Construction Machinery	181,580	156,928
	Real Estate	39,036	38,293
	Other Businesses	33,109	41,167
	Consolidated net sales	1,219,179	1,204,749
Inter-segment sales:	Iron & Steel	11,582	11,725
	Aluminum & Copper	783	710
	Machinery	10,103	6,935
	Construction Machinery	2,406	469
	Real Estate	4,117	4,296
	Other Businesses	12,127	15,201
	Total	41,122	39,339
Total sales:	Iron & Steel	548,342	523,474
	Aluminum & Copper	243,315	248,040
	Machinery	196,266	216,216
	Construction Machinery	183,987	157,398
	Real Estate	43,153	42,589
	Other Businesses	45,237	56,369
	Eliminations	(41,122)	(39,339)
	Consolidated net sales	1,219,179	1,204,749
Operating costs & expenses:	Iron & Steel	485,231	474,707
	Aluminum & Copper	228,386	235,637
	Machinery	194,841	211,992
	Construction Machinery	175,920	153,330
	Real Estate	39,390	38,261
	Other Businesses	37,136	50,662
	Eliminations	(42,427)	(40,895)
	Total operating costs	1,118,480	1,123,696
Operating income:	Iron & Steel	63,110	48,767
	Aluminum & Copper	14,928	12,403
	Machinery	1,424	4,223
	Construction Machinery	8,067	4,068
	Real Estate	3,762	4,328
	Other Businesses	8,100	5,706
	Eliminations	1,305	1,556
	Consolidated operating income	100,699	81,053

2. By Geographic Area (in millions of yen)

		FY2003	FY2002
Sales to outside customers:	Japan	1,138,056	1,115,159
	Asia	52,858	38,313
	North America	12,043	16,394
	Other areas	16,221	34,882
	Total	1,219,179	1,204,749
Inter-segment sales:	Japan	40,561	30,559
	Asia	846	1,111
	North America	1,768	2,949
	Other areas	48	206
	Total	43,224	34,827
Total sales:	Japan	1,178,617	1,145,719
	Asia	53,705	39,425
	North America	13,812	19,343
	Other areas	16,269	35,089
	Eliminations	(43,224)	(34,827)
	Total	1,219,179	1,204,749
Operating costs & expenses:	Japan	1,081,588	1,069,708
	Asia	49,194	36,450
	North America	14,553	19,415
	Other areas	15,986	33,606
	Eliminations	(42,840)	(35,484)
	Total	1,118,480	1,123,696
Operating income:	Japan	97,029	76,010
	Asia	4,510	2,974
	North America	(740)	(71)
	Other areas	283	1,483
	Eliminations	(383)	657
	Total	100,699	81,053

Overseas Sales *(in millions of yen)*

	FY2003	% of net sales	FY2002	% of net sales
Asia	179,059	14.7%	160,215	13.3%
North America	30,871	2.5%	33,916	2.8%
Other areas	66,016	5.4%	54,803	4.6%
Total overseas sales	275,947	22.6%	248,935	20.7%

Overseas sales consist of export sales of Kobe Steel and its domestic consolidated subsidiaries and sales from overseas consolidated subsidiaries, excluding sales to Japan.
Asia includes China, Taiwan, South Korea, Malaysia and Indonesia.
North America consists of the United States and Canada.
Other areas include Australia and Italy.

Investor Information

Kobe Steel intends to publish its annual report for fiscal 2003 by the end of September 2004. This report will be available from: Kobe Steel, Ltd., Investor Relations, 9-12 Kita-Shinagawa 5-chome, Shinagawa-ku, Tokyo 141-8688 JAPAN. Tel +81 (0)3 5739-6043 Fax +81 (0)3 5739-5973
Email www-admin@kobelco.co.jp Website: www.kobelco.co.jp

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971